Exhibit 99.3

HAMPTON ROADS BANKSHARES, INC.

SUBSCRIPTION RIGHTS TO PURCHASE SHARES OF COMMON STOCK

OFFERED PURSUANT TO SUBSCRIPTION RIGHTS

DISTRIBUTED TO SHAREHOLDERS

OF HAMPTON ROADS BANKSHARES, INC.

, 2012

To Our Clients:

Enclosed for your consideration are a prospectus, dated             , 2012 (the “Prospectus”), and the “Beneficial Owner Election Form” relating to the rights offering (the “Rights Offering”) by Hampton Roads Bankshares, Inc. (the “Company”) of shares of Common Stock (as defined below) pursuant to non-transferable subscription rights (the “Rights”) distributed to all holders of record of shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), at 5:00 p.m., New York City time, on May 31, 2012 (the “Record Date”). The Rights and Common Stock are described in the Prospectus.

In the Rights Offering, the Company is offering an aggregate of 64,285,715 shares of Common Stock, as described in the Prospectus.

The Rights will expire, if not exercised and received by Registrar and Transfer Company, the Company’s subscription agent, prior to 5:00 p.m., New York City time, on             , 2012, unless extended by the Company (as it may be extended, the “Expiration Time”).

As described in the accompanying Prospectus, you will receive one Right for each share of Common Stock owned of record as of 5:00 p.m., New York City time, on the Record Date.1 Each Right allows the holder thereof to subscribe for 1.8600 shares of Common Stock (the “Basic Subscription Right”) at the cash price of $0.70 per full share (the “Subscription Price”). For example, if you owned 10 shares of Common Stock as of the Record Date, you would receive 10 Rights and would have the right to purchase 18.6 shares of Common Stock (rounded down to 18 shares, with the total subscription payment being adjusted accordingly, as discussed below) for the Subscription Price. In this example, at the Subscription Price the total cost to you to exercise your Basic Subscription Rights for 18 shares of Common Stock would be $12.60.

If you purchase all of the shares of Common Stock available to you pursuant to your Basic Subscription Rights, you may also exercise one additional subscription right (the “Additional Subscription Right”) to purchase 2.0667 additional shares of Common Stock for each Right you received. For example, if you received 10 Rights and exercised all of your Basic Subscription Rights, you would have the option to purchase up to an additional 20.66 shares of Common Stock (rounded down to 20 shares, with the total subscription payment being adjusted accordingly, as discussed below) for the Subscription Price. In this example, at the Subscription Price the cost to you to exercise your Additional Subscription Rights for 20 shares of Common Stock would be $14.00. The total cost to you in this instance would be $12.60 for 18 shares of Common Stock purchased with your Basic Subscription Right plus $14.00 for 20 shares of Common Stock purchased with your Additional Subscription Right, or $26.60.

You will be permitted to exercise, at your election, some or all of your Basic Subscription Rights. Provided that you exercise all of your Basic Subscription Rights, you will also be permitted to exercise, at your election, some or all of your Additional Subscription Rights. However, you will be limited in the exercise of your Rights so that you shall not thereby beneficially own more than 4.9% of the Company’s Common Stock unless you beneficially owned more than 4.9% of the Company’s Common Stock on the Record Date, or in any event, more than 9.9% of the Company’s Common Stock.

The Company reserves the right to cancel, extend or amend the Rights Offering. Once you have exercised your Rights, such exercise may not be revoked or modified unless the Company subsequently amends the terms of the Rights Offering as described in the Prospectus. If the Company amends the terms of the Rights Offering, you will have the opportunity to revoke or modify your subscription. An extension of the Expiration Time will not, in and of itself, constitute an amendment of the terms of

[1]

The number of rights you are receiving is equal to the number of shares registered in your name as of 5 p.m., New York City time, on the Record Date. This amount reflects the Company’s twenty-five (25) for one (1) reverse stock split on April 27, 2011 (the “Reverse Stock Split”), whether or not you submitted your shares for exchange in the Reverse Stock Split. If you are a former holder of Gateway Financial Holding Company, Inc. (“Gateway”) common stock, and you have not submitted your Gateway shares for conversion into the Company’s common stock, the number of rights you are receiving reflects both that conversion pursuant to the terms of the Agreement and Plan of Merger, dated September 23, 2008, between Gateway and the Company and the effect of the Reverse Stock Split.

the Rights Offering. As a result, if the Company extends the Expiration Time of the Rights Offering, you will not be able to revoke or revise your exercise of your Rights as a result of that extension. If you terminate your subscription following an amendment to the Rights Offering, any payment by you in connection with your subscription will be promptly returned, without penalty or interest.

THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF COMMON STOCK CARRIED BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. EXERCISES AND SALES OF RIGHTS MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS.

Accordingly, we request instructions as to whether you wish us to elect to subscribe for any shares of Common Stock to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus. However, we urge you to read the Prospectus carefully before instructing us to exercise your Rights.

If you wish to have us, on your behalf, exercise the Rights for any shares of Common Stock to which you are entitled, please so instruct us by completing, executing and returning to us the Beneficial Owner Election Form.

Your Beneficial Owner Election Form to us should be forwarded as promptly as possible in order to permit us to exercise Rights on your behalf in accordance with the provisions of the Rights Offering. Please contact us for our deadline with respect to your submission of the Beneficial Ownership Election Form.

Additional copies of the enclosed materials and answers to questions regarding the Rights Offering may be obtained by contacting Registrar and Transfer Company, the Company’s subscription and information agent, at 1-800-368-5948 or via email at info@rtco.com.

Very truly yours,

Recordholder